March 2, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

ATTN.	Mr. Mark Cowan
Document Control – EDGAR

RE:	Columbia Funds Variable Series Trust II
Columbia Variable Portfolio—Global Bond Fund
Variable Portfolio—DFA International Value Fund

Post-Effective Amendment No. 20
File No. 333-146374 / 811-22127

Dear Mr. Cowan:

Registrant is filing Post-Effective Amendment No. 20 on Form N-1A pursuant to Rule 485(a)(1) to update the prospectuses and Statements of Additional Information (SAI) to reflect changes to the principal investment strategies for the above-referenced funds.

Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectuses and SAI, except for the Principal Investment Strategies of the Fund, Principal Risks of Investing in the Fund, Past Performance and Fund Management: Portfolio Managers sections of the prospectus, are identical or substantially similar to those found in prior filings by the Registrant.

If you have any questions regarding this filing, please contact Joseph L. D’Alessandro at 212-850-1703 or Anna Butskaya 612-671-4993.

Sincerely,

/s/ Scott R. Plummer
Scott R. Plummer Senior Vice President and Chief Legal Officer Columbia Funds Variable Series Trust II